Exhibit 99.2

Comments of

Alfred M. Rankin, Jr.
NACCO Industries, Inc.
Annual Meeting of Stockholders

May 14, 2003

I will begin my remarks by noting that some of my comments include forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those expressed in these forward-looking statements are described in our press release dated April 23, 2003. Further, I will discuss non-GAAP financial measures. You will find a reconciliation of the differences between each non-GAAP financial measure and the most directly comparable GAAP financial measure on the Investor Relations page of the NACCO corporate Web site at www.nacco.com.

                                     # # #

2002 was a year of marked  improvement both financially and  operationally for NACCO Industries. Net income improved to $42.4 million, or $5.17 per share, compared to a net loss of $36.0 million, or $4.40 per share, in 2001. In fact, net income would have been $49.6 million, or $6.05 per share, but for a fourth quarter $7.2 million after-tax extraordinary loss at Bellaire Corporation, the Company's wholly owned non-operating subsidiary. This extraordinary loss resulted from an increase in Bellaire's obligation for United Mine Workers of America retiree medical health care benefits as a result of an unfavorable U.S. Supreme Court ruling last January.

The Company generated $123.8 million in consolidated cash flow before financing activities and excluding project mines, well above the $22.8 million generated in 2001. Each NACCO subsidiary company generated significant cash flow before financing.

These improved earnings and cash flow results in 2002 were accomplished despite depressed forklift truck markets and weak consumer markets that resulted in lower sales revenues of $2.5 billion compared to $2.6 billion in 2001.

                                      # # #

NACCO's improved financial performance in 2002 was a direct result of the continuing positive impact of long-term cost reduction and operational improvement programs which we began implementing at each of our subsidiary companies in earlier years. The main objective of these profit enhancement programs is to achieve minimum operating profit targets at each subsidiary company by 2007 or earlier, depending on when each company's key programs are expected to mature, without taking into consideration programs designed to generate future revenue growth. These programs are reviewed in some detail in my letter to stockholders and in the subsidiary company Chief Executive Officer letters in the NACCO 2002 Annual Report, copies of which are available at the registration table.

NACCO Material Handling Group's objective with its programs is to achieve its minimum target operating profit by 2007. Its target is 9 percent at the mid-point of the market cycle. When markets are higher or lower, its minimum operating profit target varies accordingly.

Hamilton Beach/Proctor-Silex's objective with its programs is to achieve its minimum operating profit target of 10 percent by 2005.

Kitchen Collection's objective with its programs is to continue earning at least its minimum operating profit target of 5.5 percent.

North American Coal's objective with its programs is to achieve its minimum 10 percent operating profit target by 2007.

During this same 2003-2007 time frame, NACCO's concurrent objective is to generate significant positive cash flow before financing activities, excluding project mines. Cash flows will be used largely to reduce debt and pay dividends unless other strategic opportunities arise which clearly provide greater long-term benefit to the Company's stockholders.

                                      # # #

In 2002, NACCO Industries had net income of $42.4 million, or $5.17 per share. This was well short of our profit aspirations for the future. If the company had reached its subsidiaries' minimum operating profit targets in 2002, it would have had net income which was $60.6 million, or $7.39 per share, higher than the company actually had. Further, the company burdened its underlying operating profitability with interest charges on its debt of $42.9 million or $5.24 per share net of tax.

In total, then, the combination of having operating profits that fell short of NACCO's minimum operating profit targets and the cost of carrying its debt led to actual earnings of $42.4 million rather than $145.9 million, or $17.80 per share. Against this backdrop, the profit enhancement programs outlined in my CEO letter and in the subsidiary company CEO letters in the 2002 Annual Report have as their objectives enhancing earnings to these minimum operating profit targets over the period through 2007. The cash generation program has as its objective giving the company the financial flexibility to eliminate its debt to reveal the underlying operating earnings power of the company as quickly as possible. However, I want to be very clear that these are targets. They are not forecasts, or, even less, pro forma earnings for 2002. Unanticipated events, both good and bad, will likely intervene. Markets and competitive conditions are always uncertain. However, we do believe we have the right profit enhancement and cash generation programs in place at NACCO's subsidiary companies.

                                      # # #

In addition to profit enhancement and cash generation programs, each subsidiary company also has important growth programs underway to increase revenues, expand market share, and increase profitability further. These programs are also described in my letter to stockholders and in the subsidiary company CEO letters our annual report.

                                     # # #

Clearly, the stakes involved in executing the Company's profit enhancement, cash generation and growth programs are very high. Our focus now is on executing these programs. We fully intend to make them happen over the next several years.

                                     # # #

The profit enhancement, cash generation and growth programs at NACCO's subsidiary companies are, in important measure, the result of close collaboration among senior managers of the subsidiary companies and the NACCO parent company. This collaboration, which, in particular, the NACCO parent company provides its subsidiary companies with highly analytical, disciplined and value-added consulting services, is designed to help reinforce the process of constructive change and enhance the execution of key programs.

Parent company oversight and consulting roles are then reinforced by a corporate
governance   structure   designed   to  help   ensure   accountability,   fiscal
responsibility and the highest levels of ethical behavior.

At NACCO, this corporate governance program has four key elements:

        o A strong, independent board of directors to ensure effective oversight, which is then reinforced by our subsidiary company structures with their own CEOs and independent boards, each of which includes, as core Board members, the parent company directors.

        o A strong nominating and governance committee to ensure continued board independence.

        o A strong independent compensation committee to ensure responsible compensation levels and no management self-dealing.

        o And  a  strong   independent  audit  committee  to  ensure  accounting
          integrity.

We have further addressed this important issue of corporate governance in a publication which was recently mailed to stockholders. This publication contains a series of Chief Executive Officer Perspectives, written from 1991 through 1995, and a new 2003 Perspective, which deal with aspects of corporate governance and management structure and approach which we believe are important to NACCO's effective operation. Copies are available at the registration table if you would like one.

                                      # # #

While first quarter 2003 results were hampered by pre-war purchasing conservatism by lift truck customers and soft retail sales, we remain hopeful of increasing market strength as the year progresses. Even more importantly for the 2004-2007 time period, we are moving forward with our profit enhancement and growth programs as rapidly as is prudent despite the near-term expenses involved.

In summary, looking ahead, NACCO has profit enhancement, cash generation and growth programs in place at each of its subsidiary companies which will generate expense but continue to mature in 2003, and which are designed to position the Company for substantially improved results in 2004 through 2006. Our objective is to reach at least minimum operating profit targets at each subsidiary company by 2007 or earlier as programs mature.

Obviously, weaker economies around the world than those forecast under our rather modest upturn assumptions could delay our timetable. However, since our programs are on track, the period between now and 2007 has, we believe, the potential to transform the profit performance of our Company.

In closing, I want to pay tribute to Frank E. Taplin, Jr., a Director Emeritus of our company who passed away on Sunday. As a Director or Director Emeritus since 1946, he gave 57 years of insightful, supportive counsel, always with an eye on the long term. Both the Company and I will greatly miss him. As I see it, our task is to move NACCO forward in the manner he would have wanted and expected in terms of both high ethical values and long-term business results. We dedicate ourselves to that task.

That concludes my formal remarks. Now I will be happy to answer any questions you may have.

                             NACCO INDUSTRIES, INC.
                        CHAIRMAN'S SPEECH OF MAY 14, 2003
                              GAAP RECONCILIATIONS

Included on this page are any Non-GAAP financial measures, as defined by the Securities and Exchange Commission in Regulation G, a presentation of the most directly comparable GAAP measure and a reconcilation between the Non-GAAP financial measure used, and the most directly comparable GAAP financial measure. We have also included GAAP information that may be helpful.

CASH FLOW BEFORE FINANCING ACTIVITIES EXCLUDING PROJECT MINING SUBSIDIARIES


                                                                                         For the            For the
                                                                                        year ended         year ended
               (U.S. dollars in millions)                                               December 31,      December 31,
                                                                                           2002              2001
                                                                                         --------          --------
NACCO Consolidated net cash provided by operating activities                             $  173.9          $  136.0
Plus: NACCO Consolidated net cash used for investing activities                             (19.6)            (95.1)
                                                                                         --------          --------
= NACCO Consolidated cash flow before financing activities                               $  154.3          $   40.9
                                                                                         --------          --------

Project mining subsidiaries' net cash provided by operating activities                   $   31.9          $   32.5
Plus: Project mining subsidiaries' net cash used for investing activities                    (1.4)            (14.4)
                                                                                         --------          --------
= Project mining subsidiaries' cash flow before financing activities                     $   30.5          $   18.1
                                                                                         --------          --------
Cash flow before financing activities excluding project mining subsidiaries              $  123.8          $   22.8
                                                                                         ========          ========


TARGET OPERATING PROFIT AND INTEREST EXPENSE FOR THE YEAR ENDED
DECEMBER 31, 2002

               (U.S. dollars in millions)                                                                   NACCO      NACCO
                                                                   NMHG          Housewares    NACoal      & Other  Consolidated
                                                                   ----          ----------    ------      -------  ------------
2002 Revenues, as reported                                      $ 1,588.4         $ 610.3      $ 349.3     $  0.1    $ 2,548.1
x Target operating profit percentage                                    9%           9.25%*         10%       N/A          N/A
                                                                ----------        --------     --------    -------   ---------
= Operating profit at target                                    $   143.0         $  56.5      $  34.9     $ (4.9)   $   229.5

2002 Operating profit, as reported                                                                                       131.8
                                                                                                                     ----------
Difference between 2002 operating profit, as reported, and target
 operating profit                                                                                                    $    97.7
Less:  Income tax expense at 38%**                                                                                       (37.1)
                                                                                                                     ----------
After tax difference between reported operating profit and target
 operating profit                                                                                                    $    60.6
                                                                                                                     ==========

2002 Interest expense                                                                                                $    69.3
Less:  Income tax expense at 38%**                                                                                       (26.4)
                                                                                                                     ----------
After tax interest expense                                                                                           $    42.9
                                                                                                                     ==========



* The blended operating profit target for the Housewares segment is 9.25% (HB/PS at 10% and KCI at 5.5%).
** Tax rate of 38% represents the Company's marginal tax rate as compared to 2002's effective tax rate of 18.9%.